Filed by First National Bancshares, Inc.
SEC File No 000-30523

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Carolina National Corporation
SEC File No 000-50257
Date: August 27, 2007

This 425 filing may contain statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events or our future financial performance and include, but are not limited to, statements about the benefits of the business combination of First National Bancshares and Carolina National Corporation and First National Bancshares' and Carolina National Corporation's plans, objectives, expectations and intentions and other statements that are not historical facts. Forward-looking statements are based on many assumptions and estimates and are not guarantees of future performance. Our actual results may differ materially from those anticipated in any forward-looking statements, as they will depend on many factors about which we are unsure, including many factors which are beyond our control. The words “may,” “would,” “could,” “should,” “will,” “expect,” “anticipate,” “predict,” “project,” potential,” “believe,” “continue,” “contemplate,” “seek,” “assume,” “believe,” “intend,” “plan,” “forecast,” “goal,” and “estimate,” as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties include, but are not limited to those described under the heading “Risk Factors” in First National Bancshares’ Annual Report on Form 10-K for the year ended December 31, 2006, and the following, many of which are also applicable to Carolina National Corporation prior to the proposed business combination:

•	expected revenue synergies and cost savings from the combination may not be fully realized;

•	revenues following the combination may be lower than expected;

•	ability to obtain governmental approvals of the combination on the proposed terms and schedule;

•	failure of First National Bancshares' and Carolina National Corporation's shareholders to approve the combination;

•	significant increases in competitive pressure in the banking and financial services industries;

•	changes in the interest rate environment which could reduce anticipated or actual margins;

•	changes in political conditions or the legislative or regulatory environment;

•
general economic conditions, either nationally or regionally and especially in our primary service areas, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;

•	changes occurring in business conditions and inflation;

•	construction delays and cost overruns related to the expansion of our branch network;

•	changes in technology;

•	changes in deposit flows;

•	changes in monetary and tax policies;

•	the level of allowance for loan loss;

•	the rate of delinquencies and amounts of charge-offs;

•	the rates of loan growth and the lack of seasoning of our loan portfolio;

•	changes in accounting principles, policies or guidelines;

•	our ability to maintain internal control over financial reporting;

•
our reliance on secondary sources such as Federal Home Loan Bank advances, sales of securities and loans, federal funds lines of credit from correspondent banks and out-of-market time deposits, to meet our liquidity needs;

•	adverse changes in asset quality and resulting credit risk-related losses and expenses;

•	loss of consumer confidence and economic disruptions resulting from terrorist activities;

•	changes in the securities markets; and

•	other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

All forward-looking statements in this 425 filing are based on information available to us as of the date of this 425 filing. We do not intend to, and assume no responsibility for, updating or revising any forward-looking statements that may be made by us or on our behalf in this 425 filing or otherwise.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

In connection with the proposed merger, First National and Carolina National will file a joint proxy statement/prospectus on a Form S-4 registration statement with the Securities and Exchange Commission (SEC). INVESTORS AND SHAREHOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the joint proxy statement/prospectus (when available), as well as other filings containing information about First National and Carolina National at the SEC’s internet site (http://www.sec.gov). Free copies of the joint proxy statement/prospectus and each company's filings with the SEC may also be obtained from the respective companies. Free copies of First National's filings may be obtained by directing a request to First National Bancshares, Inc., 215 N. Pine Street, Spartanburg, South Carolina, 29302, Attention: Jerry L. Calvert. Free copies of Carolina National's filings may be obtained by directing a request to Carolina National Corporation, 1350 Main St., Columbia, South Carolina 20201, Attention: Roger B. Whaley.

PARTICIPANTS IN THE SOLICITATION

First National, Carolina National, and their respective directors and executive officers may be soliciting proxies from their respective shareholders in favor of the merger. Information regarding First National’s directors and executive officers is available in its 2007 definitive proxy statement (form type DEF 14A) available at www.sec.gov. Information regarding Carolina National’s directors and executive officers is available in its 2007 definitive proxy statement (form type DEF 14A) available at www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

***PRESS RELEASE FOLLOWS***

First National Bancshares, Inc.	Carolina National Corporation

FOR IMMEDIATE RELEASE	August 27, 2007

FOR IMMEDIATE RELEASE
August 27, 2007

FIRST NATIONAL BANCSHARES, INC. AND CAROLINA NATIONAL CORPORATION AGREE TO MERGE

Spartanburg and Columbia, South Carolina. August 27, 2007 - First National Bancshares, Inc. (“First National”) (NASDAQ: FNSC) and Carolina National Corporation (“Carolina National”) (NASDAQ: CNCP) jointly announced today that they have entered into a definitive agreement to merge, creating a premier community banking franchise in the state of South Carolina.

Jerry L. Calvert, First National’s President and Chief Executive Officer, said, “We are very excited to add Carolina National’s team to our growing organization. We view Columbia as an important market in South Carolina and this transaction is a key strategic move to accelerate our growth from our existing loan production office there. We are very impressed by the accomplishments of Carolina National’s board of directors, management team and employees as they have built a strong franchise in Columbia over the past five years. We look forward to welcoming Carolina National’s customers, employees and shareholders to our combined company.”

Under the terms of the definitive agreement, Carolina National’s shareholders may elect to receive either 1.4678 shares of First National common stock or $21.65 of cash for each share of Carolina National common stock held or a combination of stock and cash, provided that the aggregate consideration consists of 70% stock and 30% cash. Based on the closing price of $14.75 for First National’s common stock on August 24, 2007, and including the value of Carolina National’s outstanding options and warrants, the transaction has an aggregate value of $59.3 million.

Roger Whaley, President and Chief Executive Officer of Carolina National, added, “We are pleased to join with First National. Its track record of profitability and robust growth, along with a commitment to offering a variety of financial products and services to its personal and business customers, makes it a perfect fit for Carolina National. We are excited to be part of a statewide franchise and believe the combined company will offer greater opportunities for our customers, employees and shareholders. We look forward to joining the First National team.”

First National will merge Carolina National’s banking subsidiary, Carolina National Bank and Trust Company, into First National’s banking subsidiary, First National Bank of the South, with First National Bank of the South being the surviving bank. Following the merger, Carolina National’s four Columbia offices will begin operating as First National Bank of the South. First National will invite four members of Carolina National’s thirteen-member board of directors to join its board of directors. First National will also create a Columbia regional board of advisors.

The transaction will create the ninth largest financial institution headquartered in South Carolina and the ninth largest deposit franchise of community banks operating in South Carolina based on information reported to the FDIC as of June 30, 2006. The combined company will also be the sixth largest publicly-traded financial institution headquartered in South Carolina with pro forma market capitalization of approximately $90 million based on the pro forma shares outstanding and the closing stock price of First National as of August 24, 2007. Based on financials as of June 30, 2007, the combined company would have nearly $800 million in assets, over $650 million in net loans, and approximately $636 million in deposits on a pro forma basis. Following the merger, First National Bank of the South will operate eleven full-service banking offices serving the Spartanburg, Greenville, Columbia, and Charleston markets. No Carolina National branch closures are expected to result from the transaction. The transaction is subject to customary regulatory approvals and the approval of shareholders of both companies.

“We look forward to working with Roger and his team to offer Carolina National’s customers additional banking products and services along with the superior customer service they are used to experiencing,” said Mr. Calvert. “We plan to stay in close communication with all parties involved during the transition as we work towards closing the transaction during the first quarter of 2008.”

Mr. Calvert continued, “This transaction adds to the high growth that First National has experienced since opening in 2000 and is a key part of our strategic plan for growth and expansion. The additional capital that it provides will give us a strong base for the continued growth of our franchise in addition to the $16.4 million in net proceeds from our recent preferred stock offering.”

First National was advised by Nelson Mullins Riley & Scarborough LLP and Howe Barnes Hoefer & Arnett, Inc. Carolina National was advised by Haynsworth Sinkler Boyd, P.A. and McColl Partners, LLC.

ABOUT FIRST NATIONAL

First National Bancshares, Inc. is a $555-million asset bank holding company based in Spartanburg, South Carolina. Its common stock is traded on the NASDAQ Global Market under the symbol FNSC. It was incorporated in 1999 to conduct general banking business through its wholly-owned bank subsidiary, First National Bank of the South.

First National Bank of the South provides a wide range of financial services to consumer and commercial customers through three operating divisions - the banking division, small business lending division, and the wholesale mortgage lending division. The banking division operates six full-service branches, three in Spartanburg County operating as First National Bank of Spartanburg, and three operating as First National Bank of the South in Charleston, Mount Pleasant and Greenville. First National operates loan production offices in Columbia, Daniel Island and Rock Hill, South Carolina. First National has also received approval from the Office of the Comptroller of the Currency to open its seventh full-service branch to be located at 713 Wade Hampton Boulevard in Greer, South Carolina, with plans to open in the summer of 2007.

First National Bank also operates a small business lending division under the name of First National Business Capital and this division provides small business lending services to customers in the Carolinas and Georgia. First National Bank’s wholesale mortgage lending division provides services to community banks and mortgage brokers across the Southeast from its office on North Main Street in Greenville. In addition to these services, First National offers trust and investment management services to its customers through an alliance with Colonial Trust Company, which has offices in Spartanburg and Greenville. Additional information about First National is available online in the Investor Relations section of www.firstnational-online.com.

ABOUT CAROLINA NATIONAL

Carolina National Corporation is a $226-million asset bank holding company headquartered in Columbia, South Carolina and conducts a general banking business through its subsidiary, Carolina National Bank and Trust Company.  The bank opened on July 15, 2002 and conducts its activities from its main office, three full-service branch offices, and a loan production office in the Columbia, South Carolina area.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements concerning our future growth, plans, objectives, expectations, performance, events and the like, as well as any other statements, including those regarding the proposed merger, that are not historical facts and are thus prospective. Such forward-looking statements are subject to risks, uncertainties, and other factors, including, but not limited to risks and uncertainties, changes in worldwide and U.S. economic conditions, a downturn in the economy or real estate market, construction delays and greater than expected non-interest expenses or excessive loan losses and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements For a more detailed description of factors that could cause or contribute to such differences, please see First National’s and Carolina National’s filings with the Securities and Exchange Commission.

Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. These projections and statements are based on management’s estimates and assumptions with respect to future events and financial performance and are believed to be reasonable though they are inherently uncertain and difficult to predict. Therefore, we can give no assurance that the results contemplated in the forward-looking statements will be realized. The inclusion of this forward-looking information should not be construed as a representation by either company or any person that the future events, plans, or expectations contemplated by either company will be achieved. First National and Carolina National do not intend to and assume no responsibility for updating or revising any forward-looking statement contained in this press release, whether as a result of new information, future events or otherwise.

Contacts:
First National Bancshares, Inc.
Jerry L. Calvert
President & CEO
(864) 590-8858
Web site: http://www.firstnational-online.com

Carolina National Corporation
Roger B. Whaley
President & CEO
(803) 779-0411
Web site: http://www.carolinanationalbank.com